Exhibit 3

This presentation contains forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (“CEMEX”) intend, but are not limited to, these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “should,” “could ,”“continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “foresee,” “predict,” “potential,” “guidance,” “target,” “strategy” and “intend” or other similar words. The items presented on the slide “2019 guidance” are forward-looking and difficult to forecast. These forward-looking statements, and in particular in the case of CEMEX’s new plan, “A Stronger CEMEX”, reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include, but are not limited to: the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact its business, such as, but not limited to, the energy sector; competition; availability of raw materials and related fluctuating prices; general political, social, economic and business conditions in the markets in which CEMEX operates or that affects its operations and any significant economic, political or social developments in those markets, including any nationalization or privatization of any assets or operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy its obligations under CEMEX’s material debt agreements, the indentures that govern CEMEX’s outstanding senior secured notes and CEMEX’s other debt instruments; availability of short-term credit lines, which can assist us in connection with market cycles; the impact of CEMEX’s below investment grade debt rating on its cost of capital; loss of reputation of our brands; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from its cost-reduction initiatives and implement its global pricing initiatives for CEMEX’s products, including CEMEX’s “A Stronger CEMEX” plan; the increasing reliance on information technology infrastructure for CEMEX’s operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect CEMEX’s sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subject to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products; weather conditions; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency of bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read this presentation and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in this presentation is subject to change without notice, and CEMEX is not obliged to publicly update or revise forward-looking statements. CEMEX’s “A Stronger CEMEX” plan is designed based on CEMEX’s current beliefs and expectations. Readers should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiaries

Sales on a like-to-like basis decreased by 1% during 3Q19 due to lower consolidated volumes partially mitigated by price increases for our products in all of our regions Higher quarterly consolidated prices for our three core products on a like-to-like basis, both in local-currency and US-dollars terms Consolidated volumes for cement, ready-mix and aggregates decreased by 7%, 3% and 3%, respectively, during 3Q19 on a like-to-like basis Operating EBITDA during 3Q19 decreased by 7% on a like-to-like basis, with a decline in margin of 1.1pp A Stronger CEMEX plan cost-reduction initiatives resulted in savings of US$53 million during 3Q19 3Q19 EBITDA affected by decline in volumes EBITDA variation Millions of U.S. dollars Stronger CEMEX savings 699 681 -11% -9%

Free cash flow conversion rate1 reached 43% during 3Q19 Free cash flow Millions of U.S. dollars 1 Free cash flow conversion rate = free cash flow after maintenance capital expenditures / operating EBITDA

Good progress on our “A Stronger CEMEX” targets Initiatives Progress Targets Asset sales US$830M1 US$1.5 – 2.0B by 2020 Operational initiatives / cost reduction US$128M US$230M by 2020 (US$170M of which are expected to be captured in 2019) Total debt plus perpetuals reduction US$913M2 US$3.5B by 2020 Ongoing cash dividend program US$75M cash dividend paid in June 2019; US$75M expected to be paid in December 2019 US$150M in 2019 1 Includes divestments that have closed or are expected to close of Baltics and Nordics assets US$387M, Brazil US$31M, German assets €87M, some assets in France €32M, most of our white cement business US$180M, and other fixed asset sales US$97M 2 Pro forma reflecting divestment of most of our white-cement business for approximately US$180 million which is expected to close during 4Q19 or early in 2020

Mexico: sequential increase in EBITDA margin reflecting lower energy costs and operating expenses EBITDA margin increased by 1.0pp sequentially, reaching 33.5% during the third quarter, mainly due to lower energy costs and operating expenses Decline in volumes for our three core products during 3Q19 reflecting lower construction activity Activity in the industrial-and-commercial sector was driven by tourism-related investment and commercial projects In the residential sector, mid- to high-income housing continued to be supported by mortgages from commercial banks and INFONAVIT; social housing was impacted by elimination of subsidies While infrastructure activity has improved sequentially, it continues to be affected by the post-election transition process l-t-l l-t-l % var % var Net Sales 2,175 2,526 (14%) (12%) 716 858 (16%) (13%) Op. EBITDA 740 943 (22%) (20%) 240 314 (24%) (20%) as % net sales 34.0% 37.3% (3.3pp) 33.5% 36.6% (3.1pp) Millions of U.S. dollars 3Q19 3Q18 % var 9M19 9M18 % var 9M19 vs. 9M18 3Q19 vs. 3Q18 3Q19 vs. 2Q19 Cement (16%) (15%) (1%) Ready mix (15%) (16%) 2% Aggregates (12%) (13%) 8% Volume 9M19 vs. 9M18 3Q19 vs. 3Q18 3Q19 vs. 2Q19 Cement 2% 1% (2%) Ready mix 3% 3% 1% Aggregates 2% 1% (3%) Price (LC)

United States: EBITDA growth despite adverse weather and unfavorable competitive dynamics

	9M19	9M18	% var	l-t-l % var	3Q19	3Q18	% var	l-t-l % var
Net Sales	2,955	2,843	4%	4%	1,044	999	5%	5%
Op. EBITDA	519	543	(4%)	(4%)	205	202	2%	2%
as % net sales	17.6%	19.1%	(1.5pp)		19.6%	20.2%	(0.6pp)	

Millions of U.S. dollars

		9M19 vs. 9M18	3Q19 vs. 3Q18	3Q19 vs. 2Q19
Volume	Cement	(3%)	(1%)	3%
	Ready mix	2%	1%	(1%)
	Aggregates	6%	3%	(5%)

		9M19 vs. 9M18	3Q19 vs. 3Q18	3Q19 vs. 2Q19
Price (LC)	Cement	4%	4%	(0%)
	Ready mix	3%	3%	2%
	Aggregates	3%	4%	2%

Quarterly prices for our three core products up on a year-over-year basis

Volumes for ready-mix and aggregates increased by 1% and 3%, respectively, while domestic gray cement volumes decreased by 1% during 3Q19

The **infrastructure sector**, remained the most dynamic sector during the quarter; street-and-highway spending grew 11% year-to-date August, supported by increase in state-transportation funding initiatives

The **residential sector** started to show some improvement in the last months; housing starts increased 4% during the quarter supported by improved housing affordability with significantly lower interest rates

In the **industrial-and-commercial sector**, construction spending decreased 1% year-to-date August, decline in commercial construction was significantly offset by growth in offices and lodging

8

South, Central America and the Caribbean: favorable volume dynamics in Colombia and Dominican Republic

CEMEX

	9M19	9M18	% var	l-t-l % var	3Q19	3Q18	% var	l-t-l % var
Net Sales	1,267	1,359	(7%)	(1%)	417	442	(6%)	1%
Op. EBITDA	284	320	(11%)	(7%)	89	100	(11%)	(6%)
as % net sales	22.4%	23.5%	(1.1pp)		21.4%	22.6%	(1.2pp)	

Millions of U.S. dollars

		9M19 vs. 9M18	3Q19 vs. 3Q18	3Q19 vs. 2Q19
Volume	Cement	(1%)	1%	1%
	Ready mix	(6%)	(6%)	2%
	Aggregates	(11%)	(7%)	(1%)

		9M19 vs. 9M18	3Q19 vs. 3Q18	3Q19 vs. 2Q19
Price (LC)	Cement	2%	2%	(0%)
	Ready mix	(0%)	(0%)	(1%)
	Aggregates	3%	2%	5%

Price (LC) calculated on a volume-weighted-average basis at constant foreign-exchange rates

Regional domestic gray cement volumes increased by 1% during 3Q19 driven by growth in Colombia, the Dominican Republic and El Salvador

Both regional **cement and aggregates prices increased by 2%** year over year during 3Q19; sequentially, regional aggregates prices increased 5% while cement prices remained flat

In **Colombia,** increase in volumes driven by strong infrastructure activity related to 4G projects and a good performance in residential self-construction

In the **Dominican Republic,** demand benefited from strong activity in tourism-related projects around Punta Cana, and a solid residential sector in Santo Domingo

In **Panama**, our volumes declined, affected by high levels of inventory in apartments and offices, delays in infrastructure projects as well as increased participation of imported cement

9

Europe: double digit increase in year-to-date EBITDA generation with EBITDA margin expansion

CEMEX

	9M19	9M18	% var	l-t-l % var	3Q19	3Q18	% var	l-t-l % var
Net Sales	2,484	2,561	(3%)	3%	856	894	(4%)	2%
Op. EBITDA	336	303	11%	18%	141	140	1%	7%
as % net sales	13.5%	11.8%	1.7pp		16.5%	15.6%	0.9pp	

Millions of U.S. dollars

		9M19 vs. 9M18	3Q19 vs. 3Q18	3Q19 vs. 2Q19
Volume	Cement	(0%)	(0%)	4%
	Ready mix	1%	(2%)	(1%)
	Aggregates	3%	(2%)	(2%)

		9M19 vs. 9M18	3Q19 vs. 3Q18	3Q19 vs. 2Q19
Price (LC)	Cement	6%	7%	(1%)
	Ready mix	4%	4%	(1%)
	Aggregates	3%	2%	(0%)

Price (LC) calculated on a volume-weighted-average basis at constant foreign-exchange rates

Regional cement volumes remained flat while ready-mix and aggregates decreased during 3Q19 on a year-over-year basis mainly due to lower activity in Poland and the UK

Higher quarterly regional prices for our three core products, in local-currency terms, on a year-over-year basis

The **infrastructure sector** continued to be the main driver of demand during the quarter supported by large infrastructure projects in Germany, France and the UK

The **industrial-and-commercial sector** also contributed to cement demand during the quarter with growth in activity in Poland, France, Germany and Spain

Residential activity was supported by favorable conditions mainly in Spain, Germany, Poland and the Czech Republic

10

Asia, Middle East and Africa: higher pricing levels both during the quarter and year to date Higher regional prices for our three core products, both in local-currency and US-dollars terms, on a year-over-year basis Increase in ready-mix volumes reflecting favorable contribution from Israel, partially offset by a decline in Egypt In the Philippines, domestic gray cement volumes decreased by 6% during 3Q19 on a year-over-year basis mainly due to lower infrastructure activity, mainly related to public infrastructure In Egypt, domestic gray cement volumes declined 30% due to difficult supply-demand conditions as well as a high base of comparison in 2018

Operating EBITDA during 3Q19 decreased 7% on a like-to-like basis mainly due to lower contributions from Mexico and SCAC regions, mitigated by improvement in the rest of our regions Cost of sales, as a percentage of net sales, increased 1.1 pp during the third quarter of 2019 mainly reflecting higher costs of raw materials partially offset by lower energy costs Operating expenses, as a percentage of net sales, increased 0.5pp during the third quarter compared with the same period in 2018, mainly due to higher selling expenses 3Q19 EBITDA impacted by decline in consolidated volumes

Free cash flow: expect more than two thirds of year-to-date working-capital investment expected to reverse in 4Q19 Average working capital days

Pro-forma total debt plus perpetuals has declined by US$913 million under our A Stronger CEMEX plan -733 Millions of U.S. dollars 1 Debt adjusted for IFRS 16 2 Divestment of most of our white-cement business for approximately US$180 million which is expected to close during 4Q19 or early in 2020 Total debt plus perpetuals variation -913 1 1 2

Millions of U.S. dollars 1 Convertible Subordinated Notes include only the debt component of US$518 million; total notional amount is about US$521 million Avg. life of debt: 4.1 years Healthy consolidated debt maturity profile Total debt excluding perpetual notes as of September 30, 2019: US$10,889 million > 2026 Fixed Income Other bank debt Convertible Subordinated Notes1 2017 Facilities Agreement Leases

2019 guidance1 1 Reflects CEMEX’s current expectations 2 Including perpetual and convertible securities Consolidated volumes Cement: (6%) to (3%) Ready mix: (2%) to 0% Aggregates: (2%) to 0% Energy cost per ton of cement produced Decrease of 3% Operating EBITDA ~US$2.45 billion Capital expenditures US$750 million Maintenance CapEx US$300 million Strategic CapEx US$1,050 million Total CapEx Investment in working capital US$150 to 250 million Cash taxes US$250 million Cost of debt2 Reduction of ~US$25 million

Decrease in consolidated volumes for our three core products during the third quarter on a year-over-year basis During 3Q19, year-over-year cement volumes increased in our SCAC region and ready-mix volumes increased in our US and AMEA regions Increased consolidated prices for our three core products, in local-currency and US-dollar terms, both during 3Q19 and 9M19 on a year-over-year basis Consolidated volumes and prices 9M19 vs. 9M18 3Q19 vs. 3Q18 3Q19 vs. 2Q19 Volume (l-t-l) (8%) (7%) 1% Price (USD) 1% 1% (2%) Price (l-t-l) 4% 4% (1%) Volume (l-t-l) (3%) (3%) 2% Price (USD) 1% 2% (1%) Price (l-t-l) 4% 4% 0% Volume (l-t-l) (1%) (3%) (1%) Price (USD) 2% 2% (2%) Price (l-t-l) 5% 5% (0%) Price (l-t-l) calculated on a volume-weighted-average basis at constant foreign-exchange rates Aggregates Domestic gray cement Ready mix

Other income statement items during 3Q19 Other expenses, net, of US$45 million, mainly due to severance payments and impairment of assets Loss on financial instruments of US$5 million, mainly resulting from the derivatives related to GCC shares Foreign-exchange gain of US$2 million resulting mainly from the fluctuation of the Mexican peso versus the U.S. dollar, partially offset by the fluctuation of the Euro versus the U.S. dollar Controlling interest net gain of US$187 million in 3Q19 versus a gain of US$169 million in 3Q18 The higher gain primarily reflects lower financial expenses and income tax; positive variations in foreign exchange fluctuations, equity in gain of associates and non-controlling interest net income; partially offset by lower operating earnings, a loss in financial instruments and a negative variation in discontinued operations

Additional information on debt and perpetual notes Currency denomination Interest rate3 1 Includes convertible notes and leases, in accordance with International Financial Reporting Standard (IFRS) 2 Calculated in accordance with our contractual obligations under the 2017 Facilities Agreement, as amended and restated on April 2, 2019. 2018 amounts and ratios are not audited, and were not the actual amounts and ratios reported during 2018 under our Facilities Agreement dated July 2017, and are shown in this document for reference purposes only, giving effect to the adoption of IFRS 16, Leases, as if it had been in effect from January 1, 2018 3 Includes the effect of interest-rate swap instruments related to bank loans to fix floating rates with a nominal amount of US$1,000 million

Additional information on debt Total debt1 by instrument

9M19 volume and price summary: Selected countries

3Q19 volume and price summary: Selected countries Volume Price (USD) Price (LC) Volume Price (USD) Price (LC) Volume Price (USD) Price (LC) Mexico (15%) (3%) 1% (16%) (1%) 3% (13%) (3%) 1% U.S. (1%) 4% 4% 1% 3% 3% 3% 4% 4% Europe (0%) 0% 7% (2%) (2%) 4% (2%) (4%) 2% Colombia 12% (8%) 5% 6% (11%) 2% 2% (9%) 4% Panama (22%) (6%) (6%) (38%) 0% 0% (33%) (8%) (8%) Costa Rica (14%) (4%) (4%) (42%) (4%) (4%) (27%) (15%) (15%) Philippines (6%) 7% 3% N/A N/A N/A N/A N/A N/A Egypt (30%) 6% (2%) (34%) 22% 12% (24%) 48% 36% Ready mix Aggregates 3Q19 vs. 3Q18 3Q19 vs. 3Q18 Domestic gray cement 3Q19 vs. 3Q18 Price (LC) for Europe calculated on a volume-weighted-average basis at constant foreign-exchange rates

2019 expected outlook: Selected countries

9M18 originally reported1 9M18 restated2 Cash flows from (used in) operating activities Profit (loss) 410 604 + Discontinued operations -148 -40 + Adjustments for income tax expense 151 185 + Adjustments for depreciation and amortization expense 804 771 + Adjustments for impairment loss (reversal of impairment loss) recognized in profit/ loss 8 13 + (-) Adjustments for unrealized foreign exchange losses (gains) 10 4 + (-) Adjustments for losses (gains) on disposal of non-current assets -16 -19 + Participation in associates and joint ventures -31 -21 + (-) Adjustments for decrease (increase) in inventories 68 -110 + (-) Adjustments for decrease (increase) in trade accounts receivable -155 -210 + (-) Adjustments for decrease (increase) in other operating receivables 61 -65 + (-) Adjustments for increase (decrease) in trade accounts payable -309 52 + (-) Adjustments for increase (decrease) in other operating payables -144 -54 + Other items other than cash 13 0 + Other Adjustments for which cash effects are investing or financing cash flow -1 -60 + (-) Total adjustments to reconcile profit (loss) 300 446 Net cash flows from (used in) operations 711 1050 + Dividends received -1 -1 - Interest paid -571 -593 + Interest received -16 -13 + (-) Income taxes refund (paid) 138 180 Net cash flows from (used in) operating activities 1127 1449 Statement of cash flows, indirect method Millions of U.S. dollars 1 As CEMEX’s reporting currency last year was the Mexican peso, originally reported 9M18 figures have been converted into U.S. dollars using exchange rate of MXN 18.97 per U.S. dollar 2 Restated to reflect IFRS 16 as well as discontinued operations (Baltics & Nordics, France, Germany and Brazil)

9M18 originally reported1 9M18 restated2 Cash flows from (used in) investing activities + Cash flows from losing control of subsidiaries or other businesses 512 28 - Other cash payments to acquire interests in joint ventures 1 0 + Proceeds from sales of property, plant and equipment 44 46 - Purchase of property, plant and equipment 604 603 - Purchase of intangible assets 91 114 - Purchase of other long-term assets 23 86 - Cash advances and loans made to other parties 107 107 + Dividends received 1 1 + Interest received 16 13 Net cash flows from (used in) investing activities -252 -822 Cash flows from (used in) financing activities + Proceeds from changes in ownership interests in sub. that do not result in loss of control -31 0 - Payments to acquire or redeem entity’s shares 59 0 + Proceeds from borrowings -99 -602 - Dividends paid 75 0 - Interests paid 497 550 + (-) Other inflows (outflows) of cash -125 130 Net cash flows from (used in) financing activities -884 -1022 Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes -10 -395 Effect of exchange rate changes on cash and cash equivalents Net increase (decrease) in cash and cash equivalents -10 -395 Cash and cash equivalents at beginning of period 309 699 Cash and cash equivalents at end of period 299 304 Statement of cash flows, indirect method (continued) 1 As CEMEX’s reporting currency last year was the Mexican peso, originally reported 9M18 figures have been converted into U.S. dollars using exchange rate of MXN 18.97 per U.S. dollar 2 Restated to reflect IFRS 16 as well as discontinued operations (Baltics & Nordics, France, Germany and Brazil)

Definitions 9M19 / 9M18 Results for the first nine months of the years 2019 and 2018, respectively AMEA Asia, Middle East and Africa Cement When providing cement volume variations, refers to domestic gray cement operations (starting in 2Q10, the base for reported cement volumes changed from total domestic cement including clinker to domestic gray cement) LC Local currency l-t-l (like to like) On a like-to-like basis adjusting for currency fluctuations and for investments/divestments when applicable Maintenance capital expenditures Investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies Operating EBITDA Operating earnings before other expenses, net plus depreciation and operating amortization pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products SCAC South, Central America and the Caribbean Strategic capital expenditures Investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs TCL Operations Trinidad Cement Limited includes Barbados, Guyana, Jamaica and Trinidad and Tobago % var Percentage variation

Contact information Stock Information NYSE (ADS): CX Mexican Stock Exchange: CEMEXCPO Ratio of CEMEXCPO to CX: 10 to 1 Investor Relations In the United States +1 877 7CX NYSE In Mexico +52 81 8888 4292 ir@cemex.com